February 8, 2007

Mail Stop 4561

Mr. Henry D. Fahman
President
Providential Holdings, Inc.
17011 Beach Boulevard, Suite 1230
Huntington Beach, CA 92647

> **Re: Providential Holdings, Inc.**
> **Form 10-KSB for the year ended June 30, 2006**
> **Form 10-QSB for the quarter ended September 30, 2006**
> **Filed 11/14/06**
> **File No. 2-78335-NY**

Dear Mr. Fahman:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows

1.   Please tell us how you have accounted for discontinued operations in your statement of cash flows and confirm to us that in future filings you will reconcile net income to net cash flow from operating activities. Refer to paragraph 28 of SFAS 95.

2.   Please advise us why you have added back a realized gain on marketable
        securities to net income (loss) from continuing operations to arrive at net cash
        used in operating activities. Please also advise us why the amounts disclosed as
        gain on sale of marketable securities on the statement of cash flows ($74,808
        gain) does not agree to the amount reported in Note 5 ($68,579 loss).

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

3.   We note that you recognize commission and fee revenue when the related security
        transaction is complete rather than ratably over the periods in which services are
        performed. Please advise us of your basis in GAAP for this accounting treatment.
        Please also advise us if the expenses related to these contracts are being recorded
        in the same period as the revenues, or if the expenses are being allocated on some
        other basis.

Note 9 – Loans and Promissory Notes

Promissory Notes Payable:

4.   We note that 5,000,000 shares of Treasury stock were pledged to a lender, then
        subsequently sold by the note holders. You disclose that you have reflected the
        value of these shares as stock subscriptions receivable, but it is unclear to us how
        and when the transaction was recorded on the Statement of Stockholders' Equity.
        Please advise. Additionally, tell us why you have reflected the value of these
        shares as stock subscriptions receivable, citing relevant accounting literature.
        Your disclosure indicates that the pledged shares have already been transferred to
        your creditors and subsequently sold. In this regard, it appears that the shares
        may have been an interest or penalty payment on a promissory note and should
        have been recorded as interest expense.

Note 21 – Related Party Transactions

5.   Please include a more detailed description of the revenue-generating related party
        transactions for each of the periods for which income statements are presented,
        and such other information deemed necessary to an understanding of the effects of
        the transactions on the financial statements in accordance with paragraph 2(b) of
        SFAS 57. Please provide us with a copy of your proposed revisions for future
        filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief